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Tasty Acres Microgreens

Agriculture

Bonners Ferry, ID 83805
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Early Investor Bonus: The investment multiple is increased to 1.9× for the next $15,000 invested.
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THE PITCH
Tasty Acres Microgreens is seeking investment to secure a location and start a business.
First Location
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OUR MISSION

I believe vibrant, flavorful ingredients come from whole foods. Fresh foods aid the healing of the body. They also aid the healing of the earth through farming methods that cooperate with nature. The path forward is holistic. I envision a food system that benefits the health of people as well as the planet. Good stewardship is a winning strategy for every part of life.

I am using vertical growing to produce large quantities of food in a minimal footprint, while not sacrificing quality.
This growing model maximizes the efficiency of space and resources to produce nutrient-dense food.
I will be utilizing multiple sales methods; to include, retail grocery outlets, restaurants, direct sales, and farmers markets.
I will be using social media, local bulletin boards, word of mouth, and local newspapers to advertise.
Tasty Acres Microgreens is a vehicle to not only make money but raise health and proper environmental awareness that is beneficial to the local community and society as a whole.
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OUR STORY

Tasty Acres Homestead was launched in 2018 after my uncle passed away. He wanted me to take the family homestead and bring it back to life. My family and I moved in and worked with the limited resources we had and by the spring of 2018, we were providing goat milk, eggs, microgreens, wild foraged berries, and fireweed to locals and restaurants. But due to unfortunate circumstances, we had to move.

My uncle passed away in august of 2017 and wanted me to have part of the family homestead which we officially moved into February of 2018. We launched in spring of 2018 with goats milk, chicken eggs, microgreens, and a market garden. We had 10 herd-share members, 8 restaurants, and lots of locals that bought from us regularly. Due to legal matters, we lost the homestead.
With that we decided to move and leave Alaska for Idaho which is where we aspire to plant roots.
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LOCATION

"Located in the heart of the Kootenai River Valley, the town of Bonners Ferry serves as a picturesque international gateway to Idaho and hosts visitors from around the world. Surrounded by three mountain ranges, abundant outdoor recreation is just steps away. While in town, enjoy the charm of its old-fashioned downtown filled with unique shops, as well as delicious eateries and hometown brewery. Nearby is the Kootenai River Inn and Casino – an excellent retreat to try your luck, or just simply unwind and relax in its riverside setting."- visitnorthidaho.com

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OUR OFFERINGS

The Company's primary product will be Microgreens (a baby plant that is harvested past sprout stage at the development of the first true leaf).

It will be delivered out of whole grow trays (at $40 per tray), each tray has 8 coconut coir pads (individual pads will be sold at $6 per pad).
The product is live. Coconut coir was chosen because it is a very effective growing medium that is allowed in restaurant kitchens, soil is not permitted in restaurant kitchens.
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THE TEAM
Daniel Miller
Owner

Daniel is the father of 9 children. He has been gardening and raising livestock since 2009. He started with a victory garden and laying hens, and in 2012 he added a few dairy goats. In 2018, he launched Tasty Acres Homestead in Seward, Alaska. He provided micro-greens, vegetables, wild foraged and grown, quail eggs, and meat, chicken eggs, and goat's milk.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Rent for Space $500
Cold Storage $2,000
Utilities $200
Microgreens Setup $3,000
Renovations $2,000
Personal salary $2,000
Watering system $1,000
Labeling $500
Scales $500
Marketing $200
Seeds $1,000
Packaging $600
POS Equipment $600
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $90,000 $121,500 $151,875 $185,288 $222,346
Cost of Goods Sold $20,000 $27,000 $33,750 $41,175 $49,410
Gross Profit $70,000 $94,500 $118,125 $144,113 $172,936

EXPENSES

Rent $6,000 $6,150 $6,303 $6,460 $6,621
Utilities $2,400 $2,460 $2,521 $2,584 $2,648
Insurance $600 $600 $600 $600 $600
Repairs & Maintenance $1,000 $1,025 $1,050 $1,076 $1,102
Salaries $40,800 $41,820 $42,865 $43,936 $45,034
Operating Profit $19,200 $42,445 $64,786 $89,457 $116,931
This information is provided by Tasty Acres Microgreens. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Tasty Acres Business Plan.docx
Investment Round Status
Target Raise $15,000
Maximum Raise $60,000
Amount Invested $0
Investors 0

Investment Round Ends August 9, 2021
Summary of Terms
Legal Business Name Tasty Acres Homestead LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $15,000 invested
1.9×
Investment Multiple 1.7×
Business's Revenue Share 1.7%-6.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2028
Financial Condition
No operating history

Tasty Acres Microgreens was established on 05/05/2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tasty Acres Microgreens to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tasty Acres Microgreens operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tasty Acres Microgreens competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tasty Acres Microgreens's core business or the inability to compete successfully against the with other competitors could negatively affect Tasty Acres Microgreens's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tasty Acres Microgreens's management or vote on and/or influence any managerial decisions regarding Tasty Acres Microgreens. Furthermore, if the founders or other key personnel of Tasty Acres Microgreens were to leave Tasty Acres Microgreens or become unable to work, Tasty Acres Microgreens (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tasty Acres Microgreens and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tasty Acres Microgreens is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tasty Acres Microgreens might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tasty Acres Microgreens is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tasty Acres Microgreens

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tasty Acres Microgreens's financial performance or ability to continue to operate. In the event Tasty Acres Microgreens ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tasty Acres Microgreens nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tasty Acres Microgreens will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tasty Acres Microgreens is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tasty Acres Microgreens will carry some insurance, Tasty Acres Microgreens may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tasty Acres Microgreens could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tasty Acres Microgreens's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tasty Acres Microgreens's management will coincide: you both want Tasty Acres Microgreens to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tasty Acres Microgreens to act conservative to make sure they are best equipped to repay the Note obligations, while Tasty Acres Microgreens might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tasty Acres Microgreens needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tasty Acres Microgreens or management), which is responsible for monitoring Tasty Acres Microgreens's compliance with the law. Tasty Acres Microgreens will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tasty Acres Microgreens is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tasty Acres Microgreens fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tasty Acres Microgreens, and the revenue of Tasty Acres Microgreens can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tasty Acres Microgreens to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Tasty Acres Microgreens is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Tasty Acres Microgreens is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Tasty Acres Microgreens is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Tasty Acres Microgreens. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Tasty Acres Microgreens isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you

so choose.

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